UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CAPSTONE INTERNATIONAL CORPORATION

(Name of small business issuer in its charter)

DELAWARE (State or jurisdiction of incorporation or organization)	7260 (Primary Standard Industrial Classification Code Number)	66-0349372 (I.R.S. Employer Identification No.)

8411 170th Street

Surrey, B.C.

Canada, V4N 5C7

(604) 574-8308

(Address and telephone number of principal executive offices)

The Corporation Trust Company of Delaware

1209 Orange Street

Wilmington, Delaware, 19801

(302) 658-4205

(Name, address and telephone numbers of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities To Be Registered	Amount To Be Registered[1]	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common	63,536(1)	$.10(2)	$6,353.60	$0.58

(1) These shares of common stock are subject to this registrant's rescission offer contained in this registration statement.

(2) The offering price for each share is the price actually paid by the Shareholder in the past. The registrant's shareholders receiving the Rescission offer paid $0.10.

The Registrant hereby amends its registration statement filed February 15, 2002 on Form SB2 to include the following:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this delaying amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Surrey, Province of British Columbia, Canada, on February 20,  2002.

CAPSTONE INTERNATIONAL CORPORATION

/s/ Brian Koehn

Brian Koehn

President, Director

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

/s/ Darryl Mills

Darryl Mills

Secretary/Treasurer, Director

/s/ Rod Veremy

Rod Veremy

Director